UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)
Jeffrey Uttz
24 Union Square East
5th Floor
New York, NY 10003
(646) 747-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Jeffrey Uttz
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
182,535
	8	Shared Voting Power
0
	9	Sole Dispositive Power
182,535
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
182,535
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
0.7%
14	Type of Reporting Person
IN

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This Amendment No. 3, dated May 26, 2017 (this "Amendment No. 3"), amends and supplements the Schedule 13D filed on February 17, 2015 (as amended and supplemented to date, the "Schedule 13D") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D. This Amendment No. 3 constitutes an exit filing for the Reporting Person.
Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 11, 2017, the Meyer Stockholders, the LGP Stockholders and the SEG Stockholders entered into Amendment No. 2 to the Stockholders Agreement, pursuant to which the Reporting Person was removed as a party to the Stockholders Agreement. As a result, the Reporting Person no longer is a member of the Voting Group.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b)
The aggregate percentage of shares of A-Common reported to be beneficially owned by the Reporting Person is based upon a total of 25,976,163 shares of A-Common outstanding, which is the total number of shares of A-Common told by the Issuer to the Reporting Person to be outstanding as of May 10, 2017.
At the close of business on May 11, 2017, the Reporting Person may be deemed to beneficially own 182,535 shares of A-Common, constituting approximately 0.7% of the shares of A-Common outstanding.

(c)	None.

(d)	None.

(e)	May 11, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As stated above, on May 11, 2017, the Reporting Person was removed as a party to the Stockholders Agreement pursuant to Amendment No. 2 to the Stockholders Agreement ("Amendment No. 2 to Stockholders Agreement"). Amendment No. 2 to Stockholders Agreement is discussed in Item 4 and is filed as Exhibit 7.1.2.
Item 7.        Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
7.1.2
Amendment No. 2 to Stockholders Agreement, dated and effective as of May 11, 2017, by and among Shake Shack Inc., SSE Holdings, LLC, the Meyer Stockholders, the LGP Stockholders and the SEG Stockholders.

CUSIP No. 819047 101                Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Jeffrey Uttz

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